The S&P 500® Daily RC2 8% Excess Return Index

Performance Update - November 2014



OVERVIEW

The S&P 500® Daily 8% RC2 Excess Return Index (the "Index" or "S&P 500 Daily RC2") is intended to provide investors with exposure to broad U.S equities with the potential for greater stability and lower overall risk when compared to the S&P 500® Total Return Index.

Hypothetical and Actual Historical Performance (October 29, 2004 to October 31, 2014)[1]



Hypothetical Index Volatility and Leverage (October 29, 2004 to October 31, 2014)[2]



Key Features of the Index

■ Exposure to the S&P 500® Total Return Index with the overlay of a risk control mechanism that targets an annualized volatility of 8%

■ Ability to dynamically allocate exposure between the S&P 500® Total Return Index and US government bond futures

■ Exposure adjusted on a daily basis based on the historical volatilities and correlations between the S&P 500® Total Return Index (the "Underlying Equity Index") and the S&P 10 Year Treasury Note Futures Index Total Return (the "Underlying Bond Index")

■ Potential for enhanced returns compared with the first generation Risk Control Indices via an allocation in US government bond futures

■ Levels published daily by Standard & Poor's on Bloomberg under the ticker SPX8UE2

Recent Index Performance

	October 2014	September 2014	August 2014
Historical Return[2]	0.69%	-1.41%	3.36%

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and Correlation – October 31, 2014

	One Year Return[1]	Three Year Annualized Return[1]	Five Year Annualized Return[1]	Ten Year Annualized Return[1]	Ten Year Annualized Volatility[4]	Ten Year Sharpe Ratio[5]	Correlation[4]
S&P 500® RC2 8% Excess Return Index	9.9%	10.9%	9.9%	5.8%	8.1%	71.8%	100.0%
S&P 500® Index	14.9%	17.2%	14.3%	6.0%	20.4%	29.2%	78.6%

November 3, 2014

Notes

[1] Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing levels from October 29, 2004 through June 2, 2011, and the actual historical performance of the Index based on the daily Index closing level from June 3, 2011 through October 31, 2014, as well as the performance of the S&P 500® Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded). There is no guarantee the Index will outperform the S&P 500® Index or any alternative investment strategy. Source: Bloomberg and JPMorgan.

[2] Calculated based on the annualized standard deviation for the ten year period prior to October 31, 2014. Past performance is not indicative of future returns.

[3] The historical volatility levels of the S&P 500® Index are presented for informational purposes only and have inherent limitations. For the purpose of this graph, volatility is calculated in accordance with Standard & Poor's official methodology used in the calculation of the S&P 500® RC2 Index. No representation is made that in the future the S&P 500® Index will have the volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. The hypothetical equity exposure obtained from such back-testing should not be considered indicative of the actual exposure that would be assigned during your investment in the Index. No representation is made that the actual performance of the Index would result in exposure consistent with the hypothetical exposure displayed in the preceding graph. Actual annualized volatilities and exposures will vary, perhaps materially, from this analysis. Source: Bloomberg and JPMorgan.

[4] Correlation is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500® Index (the "Underlying Index") over a six-month observation period. Correlation refers to the degree that the S&P 500 RC2 8% Excess Return Index has changed relative to daily changes in the S&P 500 Index Index for the ten year period prior to October 31, 2014.

[5] For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

Key Risks

■ The Index has a limited operating history and may perform in unexpected ways – the Index began publishing on June 3, 2011 and, therefore, has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations and do not reflect actual trading, liquidity constraints, fees and other costs.

■ The Index may not be successful, may not outperform either underlying index and may not achieve its target volatility – no assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Equity Index or the Underlying Bond Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Equity Index. We also can give you no assurance that the Index will achieve its target volatility of 8%.

■ The Index may significantly underperform the Underlying Equity Index – the Index is designed to allocate its exposure between the Underlying Equity Index and the Underlying Bond Index in a manner that results in the Index targeting a volatility of 8%.It is not possible to predict the level of exposure that the Index will have to either the Underlying Equity Index or Underlying Bond Index over a given period of time. However the Index will likely have less, and possibly significantly less, than 100% exposure to the Underlying Equity Index over a period of time. Consequently, if the Underlying Equity Index increases in value over the applicable period, the Index will likely underperform the Underlying Equity Index, possibly significantly, over the same period if the Underlying Bond Index declines or does not increase in value to the same extent over that period. If the Underlying Equity Index and the Underlying Bond Index are negatively correlated and the Index has relatively high exposure to the Underlying Bond Index and relatively low exposure to the Underlying Equity Index, the Index may experience a significant negative performance even as the Underlying Equity Index rises.

■ In certain circumstances, the Index will be notionally invested, in part, in cash, on which no interest or other return will accrue – in certain circumstances the Index will be solely allocated to the Underlying Equity Index with a weight less than 100% and with the balance notionally allocated to cash. No net return or interest will accrue on any such portion of the Index exposure that is notionally allocated to cash, and such portion may be significant. Such portion is effectively uninvested.

■ The Index is subject to the negative impact of an interest deduction--because the Index is an excess return index, the level of the Index reflects the weighted returns of the Underlying Indices less an interest deduction, which is generally based on the return from a synthetic daily rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. As a result, the performance of the Index will be subject to the negative impact of those interest rates.

Key Risks Continued

■ The returns of the Underlying Indicies may offset each other or may become correlated in decline – at a time when the value of one Underlying Index increases, the value of the other Underlying Index may not increase as much or may even decline, offsetting the potentially positive effect of the performance of the former Underlying Index on the performance of the Index. Historically, the performance of the Underlying Equity Index has often been negatively correlated with the performance of the futures contracts underlying the Underlying Bond Index. It is also possible that the returns of the Underlying Indices may be positively correlated with each other. In this case, a decline in one Underlying Index would not moderate the effect of a decline in the other Underlying Index on the performance of the Index, but would rather exacerbate it. As a result, the Index may not perform as well as an alternative index that tracks only one Underlying Index.

■ Our affiliate, J.P. Morgan Securities LLC ("JPMS") helped develop the S&P 500® Daily RC2 8% Excess Return Index. JPMS worked with S&P in developing the guidelines and policies governing the composition and calculation of the S&P 500® Daily RC2 8% Excess Return Index. Although judgments, policies and determinations concerning the S&P 500® Daily RC2 8% Excess Return Index were made by JPMS, JPMorgan Chase & Co., as the parent company of JPMS, ultimately controls JPMS. In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the S&P 500® Daily RC2 8% Excess Return Index. JPMS is under no obligation to consider your interests as an investor.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Index Disclaimers

"Standard & Poor's®," "S&P®," "S&P 500®" and "S&P 500® Daily RC2 8% Excess Return" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of purchasing CDs issued by JPMorgan Chase Bank, N.A. S&P has no obligation or liability in connection with the administration, marketing, or trading of products linked to the S&P 500® Daily RC2 8% Excess Return Index.

For more information on the Index and for additional key risk information see Page 4 of the Strategy Guide at
http://www.sec.gov/Archives/edgar/data/19617/000095010312003744/dp31800_fwp-rc2.htm